Exhibit 1.01

Edgewell Personal Care Company Conflict Minerals Report
For the Reporting Period from January 1, 2020 to December 31, 2020

This report for the reporting period from January 1, 2020 to December 31, 2020 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. "Conflict minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether they fund armed conflict.

A registrant must exercise due diligence on the conflict minerals' source and chain of custody if the registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals. The registrant must annually submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of those due diligence measures.

Company Overview

This report has been prepared by management of Edgewell Personal Care Company (herein referred to as "Edgewell," "we," "us," or "our"). The information includes the activities of all majority-owned subsidiaries and controlled subsidiaries that are required to be consolidated. It does not include the activities of entities that are not required to be consolidated.

Edgewell is a consumer goods company operating globally in the broad categories of personal care products. We offer a diversified range of consumer products including well established brand names such as Schick® and Wilkinson Sword® men's and women's shaving systems and disposable razors; Edge® and Skintimate® shave preparations; Playtex®, Carefree®, Stayfree® and o.b.® feminine care products; Banana Boat®, Hawaiian Tropic®, Bulldog®, Jack Black®, and Cremo® sun and skin care products; and Wet Ones® moist wipes.

We identified conflict minerals contained in products: (i) for which conflict minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured by us; (iii) for which the manufacture was completed during calendar year 2020; and (iv) for which we were unable to reasonably determine that all of the conflict minerals contained therein did not originate in the Covered Countries (or came from recycled or scrap sources) (the "Covered Products").

The Covered Products include power razors and trimmers.

Conflict Minerals Policy

We have adopted a conflict minerals policy which expresses our goal to ensure that all 3TG minerals used in our products are "DRC conflict free." Our policy is publicly available on our website at http://edgewell.com/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Supply Chain

A number of our products contain advanced components and compounds manufactured by our suppliers. These suppliers may manufacture the components themselves or source some or all of the production to their suppliers. These suppliers may do the same with lower tier suppliers. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms or flow-down requirements. However, as we enter into new contracts, or our contracts renew, we have sought to include a clause under which our suppliers undertake that no 3TG that originated in the Covered Countries are incorporated in, or necessary to, the functionality or production of any product delivered to us, including in any component manufactured of such product by a third party. The in-scope supplier contracts either contain the appropriate clauses or contain a requirement to abide by our Supplier Code of Conduct, which includes a clause on conflict minerals. Additionally, as described below, we worked with the in-scope suppliers to obtain 3TG sourcing information.

Due to the size of our supply base, it is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach is to conduct a survey of the suppliers who provided 3TG-containing components for the Covered Products in 2020. Using this approach, like last year, we identified three in-scope suppliers. All three suppliers responded, resulting in a 100% response rate.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. Accordingly, we participate in several industry-wide initiatives, including the Responsible Minerals Initiative ("RMI"), an industry-wide initiative supporting upstream actors in the supply chain.

In accordance with the OECD Guidance (as defined below) and the Rule, this report is available on our website at http://edgewell.com/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Reasonable Country of Origin Inquiry ("RCOI") Results

We conducted RCOI surveys as described in "Supply Chain" above. We rely on suppliers, whose components contain 3TG, to disclose the origin of any 3TG used in their manufacturing processes and to identify the 3TG processing facilities within their supply chain. Our direct suppliers are similarly reliant upon information provided by lower tier suppliers. We reviewed the responses that we received against criteria developed to determine if further engagement with our suppliers was required. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. Based on the responses, no further engagement was required with the in-scope Suppliers.

The responses received provided data at a company level or, as described above, some of the in-scope Suppliers were unable to provide country of origin information to us because of incomplete or insufficiently detailed responses from their own suppliers. As a result, we were unable to determine that none of our necessary 3TG originated or may have originated in the Covered Countries.

Design of Due Diligence Framework

Our due diligence framework was designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance") and the related Supplements for 3TG. We are a "downstream company" within the meaning of the OECD Guidance, and, therefore, have designed our due diligence framework in a manner consistent with those portions of the OECD Guidance specifically applicable to downstream companies.

Due Diligence Measures Performed

Due diligence measures we performed include, but are not limited to:

•Communicating our policy on conflict minerals to direct suppliers.

•Communicating the commitments and requirements expected of our direct suppliers, supported by, when appropriate, email and phone dialogues.

•Determining whether smelter and refiner names were included in the RMI's Responsible Minerals Assurance Process ("RMAP"). The RMAP is generally understood to contain the names of smelters and the associated risk level of their mineral sourcing.

•Supporting third party audits of 3TG smelters and refiners through our participation in the RMI.

•Approving a risk management plan through which the material risks related to the conflict minerals program are managed and monitored. Since our in-scope Suppliers have generally been in-line with policy, we have found no instances where it was necessary to terminate a contract or find a replacement supplier to date.

•Providing material updates to our senior management and the Audit Committee of our Board of Directors.

Due Diligence Results

Through our participation in RMI and requesting our suppliers to complete the Conflict Minerals Reporting Template (“CMRT”), we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We have identified approximately 11 smelters and refiners included in our suppliers' supply chains. Since some suppliers did not provide verifiable smelter information or responded at a company-wide level, we could not identify how many of these smelters produced materials specifically used by us in our Covered Products. Therefore, it is possible that no material from certain listed smelters actually entered our supply chain. The list of smelters and refiners and the identified countries of origin are included as Appendix A.

Steps to be Taken to Mitigate Risk

We intend to continue to take the following steps to further improve our due diligence to mitigate the risk that the necessary conflict minerals in our Covered Products could benefit armed groups in the DRC or adjoining countries:

•Continue to incorporate a conflict minerals flow-down clause in supplier contracts and our Supplier Code of Conduct;

•Engage with suppliers and direct them to training resources to attempt to maintain the 100% response rate and improve the content of the supplier survey responses; and

•Work with relevant trade associations and leverage other resources to better define and improve best practices and build leverage over the supply chain in accordance with the OECD.

Appendix A - List of Smelters/Refiners and Identified Countries of Origin

Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable, the facilities that were used to process the conflict minerals contained in the Covered Products included the smelters and refiners listed below. We are unable to definitively link the identified smelters and refiners to only those products and materials in our supply chain; therefore, our smelter and refiner list likely contains more processing facilities than are actually in our supply chain and used to manufacture the Covered Products.

Based on the information obtained pursuant to the due diligence process, we do not have sufficient information to conclusively determine the country of origin of all the 3TG in the Covered Products. At the same time, we received no information from our suppliers indicating that the 3TG in our Covered Products directly or indirectly financed or benefited armed groups in the Covered Countries. Also, due to the way our suppliers disclosed country of origin information, we do not believe that all the countries named are in our supply chain or Covered Products. However, based on the information that has been obtained, we have reasonably determined that the 3TG may have originated from one or more of the countries listed in the table below.

APPENDIX A

Metal	Smelter Name	Country	Smelter Code
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	CHINA	CID002243
Gold	Heraeus Ltd. Hong Kong	CHINA	CID000707
Gold	Solar Applied Materials Technology Corp.	TAIWAN	CID001761
Gold	Zhao Yuan Gold Mine	CHINA	CID001622
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CID000538
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA	CID001231
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CID002158
Tin	Yunnan Tin Company Limited	CHINA	CID002180
Tin	YUNXIN colored electrolysis Company Limited	CHINA	CID001908